CUSIP Number 941058 10 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                             WASTE INDUSTRIES, INC.
                         ------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)



                                   941058 10 9
                         ------------------------------
                                 (CUSIP Number)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [X]   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP Number 941058 10 9


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1.    Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      Lonnie C. Poole, III
------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                      (a) ____
         Not Applicable                               (b) ____
------------------------------------------------------------
3.    SEC Use Only


------------------------------------------------------------
4.    Citizenship or Place of Organization

         United States
------------------------------------------------------------

                        5.    Sole Voting Power

      Number of               1,017,140
       Shares           ________________________________________
    Beneficially        6.    Shared Voting Power
      Owned By
        Each                  1,875,511
      Reporting         ________________________________________
       Person           7.    Sole Dispositive Power
        With
                              1,017,140
                        ----------------------------------------
                        8.    Shared Dispositive Power

                              1,875,511
------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each
        Reporting Person

      2,892,651
------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares (See Instructions)


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                            CUSIP Number 941058 10 9


       Not Applicable
------------------------------------------------------------


11.   Percent of Class Represented by Amount in Row (9)

      22.0%
------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------

                            CUSIP Number 941058 10 9


ITEM 1(A)   NAME OF ISSUER

            Waste Industries, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            3301 Benson Drive, Suite 601, Raleigh, NC  27609

ITEM 2(A)   NAME OF PERSON FILING

            Lonnie C. Poole, III

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

            3301 Benson Drive, Suite 601, Raleigh, NC  27609

ITEM 2(C)   CITIZENSHIP

            See Row (4) on Page 2

ITEM 2(D)   TITLE OF CLASS OF SECURITIES

            See Cover Page

ITEM 2(E)   CUSIP NUMBER

            See Cover Page

ITEM 3.     FILING PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

            Not Applicable

ITEM 4.     OWNERSHIP

            (a)   See Row (9) on Page 2

            (b)   See Row (11) on Page 3

            (c)         See Rows (5)-(8) on Page 2. The shares as to which Mr.
                        Poole has sole voting and investment power include
                        2,148 shares subject to currently exercisable options. The shares as to which Mr. Poole shares investment power include 796,758 shares held by a trust of which he is a trustee

                        1,076,760 shares held by a trust of which he is a beneficiary with shared investment power and 1,993 shares subject to currently exercisable options held by an investment partnership of which Mr. Poole is a limited partner.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable

ITEM 10.    CERTIFICATION

                  Not Applicable

                            CUSIP Number 941058 10 9



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001
--------------------------------------------
Date

/s/ Lonnie C. Poole, III
--------------------------------------------
Lonnie C. Poole, III